                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                _______________


                                  SCHEDULE TO
                                 (RULE 14D-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OF SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)

                                _______________


                              CAREERBUILDER, INC.
                       (Name of Subject Company (Issuer))


                              CB ACQUISITION CORP.
                             CAREER HOLDINGS, INC.
                      (Name of Filing Persons (Offerors))

                                _______________


                            COMMON STOCK, PAR VALUE
                                $.001 PER SHARE
                         (Title of Class of Securities)

                                _______________


                                   141684100
                     (CUSIP Number of Class of Securities)

                                _______________


                                 Mark W. Hianik
                           435 North Michigan Avenue
                            Chicago, Illinois  60611
                     (Name, address and telephone number of
                      person authorized to receive notices
                 and communication on behalf of filing persons)

                                  Copies to:
         Peter Lillevand                         Adrienne Lilly                   Pran Jha
Orrick, Herrington & Sutcliffe LLP        50 West San Fernando Street          Sidley & Austin
Old Federal Reserve Bank Building                 7th Floor                     Bank One Plaza
        400 Sansome Street                 San Jose, California 95113       10 South Dearborn Street
 San Francisco, California 94111            Telephone: (408) 938-0260       Telephone: (312) 853-7000
    Telephone: (415) 392-1122

Check the appropriate boxes below to designate any transactions to which the statements relates:

[X] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[X] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

     This Amendment No. 4 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by CB Acquisition Corp., a Delaware corporation ("Purchaser") and Career Holdings, Inc. a Delaware corporation ("Career Holdings"), on July 25, 2000 as amended by Amendments No. 1, 2 and 3 thereto (as amended, the "Schedule TO"), relating to the offer to purchase all issued and outstanding shares of common stock, par value $.001 per share ("Common Stock") of CareerBuilder, Inc., a Delaware corporation ("Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 25, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as supplemented or amended from time to time, constitute the "Offer"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

ITEM 11.

     The paragraph entitled "Antitrust" under Section 14 of the Offer to Purchase ("Legal Matters; Required Regulatory Approvals") is hereby amended and supplemented by adding the following thereto:

     "On August 16, 2000, CareerBuilder and Career Holdings issued a joint press release announcing the waiting period under the HSR Act had expired. Early termination or expiration of the waiting period under the HSR Act was a condition to the Offer, and such condition has now been satisfied. A copy of the text of the joint press release is attached hereto as Exhibit (a)(5)(G) and incorporated herein by reference."

ITEM 12.  EXHIBITS.

(a)(5)(G) Text of press release issued by CareerBuilder and Career Holdings dated August 16, 2000.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        SCHEDULE TO AND SCHEDULE 13E-3

                                       Career Holdings, Inc.



                                       By:          David D. Hiller
                                          --------------------------------------
                                       Name:  David D. Hiller
                                       Title:  President and Assistant Secretary


                                       CB Acquisition Corp.



                                       By:          David D. Hiller
                                          --------------------------------------
                                       Name:  David D. Hiller
                                       Title:  President and Assistant Secretary



                                SCHEDULE 13E-3

                                       CareerBuilder, Inc.



                                       By:          James A. Tholen
                                          -----------------------------------
                                       Name:  James A. Tholen
                                       Title:  Senior Vice President and Chief
                                               Financial Officer

Date:  August 16, 2000

                                 EXHIBIT INDEX

Exhibit No.                        Description
-----------                        -----------

(a)(5)(G) Text of press release issued by CareerBuilder and Career Holdings dated August 16, 2000.